Exhibit 99.1

Canopy Growth and Hiku Announce Closing of Acquisition

SMITHS FALLS, ON and TORONTO, Sept. 5, 2018 /CNW/ - Canopy Growth Corporation ("Canopy Growth") (TSX: WEED) (NYSE: CGC) and Hiku Brands Company Ltd. ("Hiku") (CSE: HIKU) (together, the "Companies") are pleased to announce the closing of the previously announced acquisition of Hiku by Canopy Growth (the "Transaction").

Today's announcement follows Hiku's special meeting of shareholders held on August 30, 2018 where holders of the common shares of Hiku (the "Hiku Shares") voted to approve the Transaction.

"Leaves begin to turn. Canopy adds bold new brands. Ready for retail," commented Bruce Linton, Chairman & Co-CEO, Canopy Growth. "The Tweed and Vert brands we've built are now complemented with the likes of DOJA, Tokyo Smoke, Maitri, and Van der Pop, placing the taste-makers of tomorrow's cannabis industry on the same team."

"Since day one we've believed in a singular vision – that recreational cannabis is a consumer product and that consumers will ultimately choose brands they identify with from exceptional retail environments," said Alan Gertner, CEO, Hiku. "Today is a pivotal moment in our journey as it represents the chance to tell our story on the biggest stage with the greatest cannabis company the world has ever seen. We could not be more honoured to bring best in class brands and retail to consumers alongside Canopy Growth."

As a result of the Transaction, Hiku has become a wholly-owned subsidiary of Canopy Growth and the Hiku Shares are anticipated to be de-listed from the Canadian Securities Exchange on September 6, 2018. Trading of the Hiku Shares was halted on the Canadian Securities Exchange as of noon on August 31, 2018. Pursuant to the Transaction, Canopy Growth acquired 100% of the issued and outstanding common shares of Hiku and Hiku shareholders are entitled to receive 0.046 of a Canopy Growth common share in exchange for each Hiku Share held immediately prior to the closing.

Full details of the Transaction are set out in the management information circular of Hiku dated July 27, 2018 (the "Information Circular"). A copy of the Information Circular and the early warning report to be filed by Canopy Growth in connection with the purchase of the Hiku Shares can be found under Hiku's profile on SEDAR at www.sedar.com or by contacting Canopy Growth as set out below.

Here's to Future Growth (and welcoming Hiku to the Canopy family!).

About Canopy Growth Corporation
Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

The Company has operations in 11 countries across five continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth.

Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten licensed cannabis production sites with over 2.7 million square feet of production capacity, including over 500,000 square feet of GMP certified production space.

For more information visit www.canopygrowth.com

About Hiku Brands
Hiku is focused on building a portfolio of engaging cannabis brands, unsurpassed retail experiences and handcrafted cannabis production. With a national retail footprint led by Tokyo Smoke, craft cannabis production through DOJA's ACMPR licensed grow, Van der Pop's female-focused educational platforms, and Ma•tri, Hiku's Quebec based cannabis brand featuring high quality handmade accessories, Hiku houses an industry-leading portfolio that aims to set the bar for cannabis brands in Canada.

Hiku's wholly-owned subsidiary, DOJA Cannabis Ltd., is federally licensed to cultivate and sell cannabis pursuant to the ACMPR, owning two production facilities in the heart of British Columbia's Okanagan Valley. Hiku's subsidiary, TS Brandco Holdings Inc. ("Tokyo Smoke"), has been conditionally awarded one of four master retail licenses in Manitoba. Hiku also operates a network of retail stores selling coffee, clothing and curated accessories, across British Columbia, Alberta and Ontario.

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth, Hiku or their respective subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. These forward-looking statements include, but are not limited to, statements relating to our expectations with respect to: the anticipated timing for delisting of the Hiku Shares and the anticipated benefits of the Transaction. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including risks contained in Canopy Growth's annual information form dated June 28, 2018, in Hiku's management's discussion and analysis for the three months ended June 30, 2018 and in the Information Circular, filed with Canadian securities regulators and available on Canopy Growth and Hiku's respective issuer profiles on SEDAR at www.sedar.com. Readers are cautioned that the foregoing list of factors is not exhaustive. Although Canopy Growth and Hiku believe that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth and Hiku do not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities law.

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SOURCE Canopy Growth Corporation

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%CIK: 0001737927

For further information: Canopy Growth Contact: Caitlin O'Hara, Media Relations, Caitlin.ohara@canopygrowth.com, 613-291-3239; Investor Relations, Tyler Burns, Tyler.burns@canopygrowth.com, 855-558-9333 ex 122; Director, Bruce Linton, tmx@tweed.com; Hiku Contact: Will Stewart, VP, Corporate Communications and Public Affairs, wstewart@hiku.com, 416-899-9422; CEO, Alan Gertner, investors@hiku.com

CO: Canopy Growth Corporation

CNW 17:01e 05-SEP-18